UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2026

Commission file number: 001-38350

Lithium Argentina AG

(Translation of Registrant's name into English)

Dammstrasse 19, 6300 Zug,

Switzerland

(Address of Principal Executive Office)

900 West Hastings Street, Suite 310,

Vancouver, British Columbia,

Canada V6C 1E5

(North American Mailing Address)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]          Form 40-F [  ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Argentina AG
(Registrant)

By:	"Alex Shulga"
Name:	Alex Shulga
Title:	Vice President and Chief Financial Officer

Dated: November 6, 2026

EXHIBIT INDEX

Exhibit	Description

99.1	2026 Cauchari-Olaroz S-K 1300 Technical Report, dated effective September 15, 2026

99.2	Consent of Qualified Person (Alexander Cushing)

99.3	Consent of Qualified Person (David Burga)

99.4	Consent of Qualified Person (James Wang)

99.5	Consent of Qualified Person (Jonathan Gibson)

99.6	Consent of Qualified Person (Marek Dworzanowski)

99.7	Consent of Qualified Person (Mark King)